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                                                                    Exhibit 99.2

F O R   I M M E D I A T E   R E L E A S E


                                             January 20, 1998
                                             For more information contact:
                                             Erin Ibele - (419) 247-2800
                                             Ed Lange - (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                         INCREASE IN QUARTERLY DIVIDEND


Toledo, Ohio, January 20, 1998....HEALTH CARE REIT, INC. (NYSE/HCN) announced today that upon a review of the company's operating results and financial condition, the Board of Directors voted to declare a dividend for the quarter ended December 31, 1997 of $0.54 per share as compared to $0.52 per share for the same period in 1996.

The dividend is a one-half cent increase from the dividend paid for the third quarter of 1997 and represents the 107th consecutive dividend payment. The dividend will be payable February 20, 1998 to shareholders of record on February 3, 1998.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1997, the company had investments in 183 health care facilities in 29 states and had total assets of approximately $734 million.

     For more information on Health Care REIT, Inc., via facsimile at no cost, dial-1-800-PRO-INFO and enter the company code -- HCN.

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